SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

 OFS Credit Company, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
67111Q107
(CUSIP Number)
Tod K. Reichert
c/o OFS Credit Company, Inc.
10 S. Wacker Drive
Chicago, IL 60606
Telephone: (847) 734 - 2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2020
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 67111Q107

1.	Names of Reporting Persons Richard S. Ressler
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 450,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 450,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (see instructions) IN

 CUSIP No. 67111Q107

1.	Names of Reporting Persons The OI3 2019 Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 450,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 450,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 67111Q107

1.	Names of Reporting Persons OI3, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 450,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 450,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 67111Q107

1.	Names of Reporting Persons Orchard Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 450,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 450,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (see instructions) CO

Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Shares”), of OFS Credit Company, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10 S. Wacker Drive, Suite 2500, Chicago, Illinois 60606.

Item 2.	Identity and Background
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Richard S. Ressler (“RSR”), The OI3 2019 Trust (the “Trust”), OI3, LLC, a Delaware limited liability company (“OI3”) and Orchard Capital Corporation, a California corporation (“OCC” and, collectively, the “Reporting Persons”). The address of the principal office of each Reporting Person is 4700 Wilshire Boulevard, Los Angeles, California 90010.

RSR is the founder and President of OCC, a firm through which RSR oversees companies in which OCC or its affiliates invest. Through his affiliation with OCC, RSR serves in various senior capacities with, among others, CIM Group, LLC, a vertically-integrated owner and operator of real assets, Orchard First Source Asset Management, LLC ( “OFSAM”), a full-service provider of capital and leveraged finance solutions to U.S. corporations, and OCV Management, LLC (“OCV”), an investor, owner and operator of technology companies. RSR also serves as a board member for various public and private companies in which OCC or its affiliates invest, including as chairman of J2 Global, Inc. (NASDAQ “JCOM”). RSR served as Chairman and CEO of JCOM from 1997 to 2000 and, through an agreement with OCC, currently serves as its non-executive Chairman. RSR has served as a director of LENS since January 2015 and as chairman of CIM Commercial Trust Corporation since 2014. In addition, RSR serves in various positions for CCO Group, LLC (“CCO Group”), an affiliate of CIM Group, and certain other programs sponsored by CCO Group. RSR co-founded CIM in 1994 and, through an agreement with OCC, chairs its Executive, Investment, Allocation and Real Asset Management Committees and serves on its Credit Committee. Mr. Ressler co-founded the predecessor of OFSAM in 2001 and, through an agreement with OCC, chairs its executive committee. RSR co-founded OCV in 2016 and, through an agreement with OCC, chairs its executive committee.

The Trust was established by RSR for the benefit of RSR family members; RSR serves as the investment trustee of the Trust, with sole investment authority.

OI3 is a wholly-owned subsidiary of the Trust, formed to hold the assets of the Trust. OCC is the manager of OI3 and has sole investment authority with respect to assets held by OI3.
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
RSR established the Trust for the benefit of RSR family members. The Trust formed OI3 as a wholly-owned subsidiary to hold assets of the Trust.

Item 4.	Purpose of Transaction

The Reporting Persons own the securities reported herein for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer
(a) OI3 (i) is the holder of 337,500 Common Shares (approximately 11.020% of the Common Shares outstanding) and has shared voting and disposition control over these shares and (ii) through its interests in OFSAM, has shared voting and disposition control over 112,500 Common Shares (approximately 3.673% of the Common Shares outstanding) held by OFSAM and its subsidiary, for an aggregate of 450,000 Common Shares (approximately 14.7% of the Common Shares outstanding).
RSR may be deemed to beneficially own 450,000 Common Shares, or approximately 14.7% of the outstanding Common Shares, by virtue of being the investment trustee of the Trust and the control person of OCC, which are the sole owner and manager of OI3, respectively.
The Trust may be deemed to beneficially own 450,000 Common Shares, or approximately 14.7% of the outstanding Common Shares, by virtue of being the sole owner of OI3.
OCC may be deemed to beneficially own 450,000 Common Shares, or approximately 14.7% of the outstanding Common Shares, by virtue of being the manager of OI3.
(b) OI3, RSR, the Trust and OCC have shared power to vote and dispose of 450,000 Common Shares.
(c) Except as set forth herein, the Reporting Persons have not effected any transactions in the Common Shares in the past sixty (60) days.
(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated January 13, 2020, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 13, 2020

OI3, LLC, a Delaware limited liability company

By:	/s/ Nicholas V. Morosoff
Nicholas V. Morosoff
Officer of Manager

/s/ Richard S. Ressler
Richard S. Ressler

ORCHARD CAPITAL CORPORATION, a California corporation

By:	/s/ Nicholas V. Morosoff
Name:	Nicholas V. Morosoff
Title:	Officer

THE OI3 2019 TRUST

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	Investment Trustee